UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santander

SANB11
NÍVEL 2
BM&FBOVESPA

BSBR
LISTED
NYSE

Santander

BR GAAP - RESULTS

2Q13 BR GAAP – EARNINGS

CONTENTS

MANAGERIAL ANALYSIS OF RESULTS – BR GAAP

KEY CONSOLIDATED DATA	03
MACROECONOMIC ENVIRONMENT	04
sTRATEGY	05
recent AND SUBSEQUENT EVENTS	06
EXECUTIVE SUMMARY	07
SANTANDER BRASIL RESULTS
MANAGERIAL INCOME STATEMENT	08
BALANCE SHEET	12
CARDS	20
OUr shares	21
Ratings	22
Risk Management	23
Sustainable Development and corporate governance	25
ADDITIONAL information - balance sheet and MANAGERIAL financial Statements	26
ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION	29
cvm deliberation 695	31

KEY CONSOLIDATED DATA

The following data on results and performance indicators are managerial, whose accounting results reconciliation is available on page 29. Further, it’s worth mentioning that the 2012 figures were retrospectively impacted by the CVM Deliberation 695, issued by CVM on December 13th, 2012, which deals with employee benefits, mainly pension plans.  The description of such impacts is provided on page 31.

MANAGERIAL¹ ANALYSIS - BR GAAP	1H13	1H12	Var.	2Q13	1Q13	Var.
			1H13x1H12			2Q13x1Q13

RESULTS (R$ million)
Net interest income	15,096	16,456	-8.3%	7,438	7,658	-2.9%
Fee and commission income	5,458	4,843	12.7%	2,759	2,699	2.2%
Allowance for loan losses	(6,573)	(6,899)	-4.7%	(3,202)	(3,371)	-5.0%
General Expenses²	(7,883)	(7,697)	2.4%	(3,992)	(3,891)	2.6%
Managerial net profit³	2,929	3,247	-9.8%	1,410	1,519	-7.2%
Accounting net profit	1,110	1,428	-22.3%	501	609	-17.8%

BALANCE SHEET (R$ million)
Total assets	468,050	436,964	7.1%	468,050	448,601	4.3%
Securities	77,534	69,712	11.2%	77,534	71,830	7.9%
Loan portfolio	218,053	205,632	6.0%	218,053	211,703	3.0%
Individuals	72,258	68,831	5.0%	72,258	71,383	1.2%
Consumer finance	37,021	36,682	0.9%	37,021	36,208	2.2%
Small and Medium Enterprises	35,582	33,603	5.9%	35,582	36,135	-1.5%
Corporate	73,192	66,516	10.0%	73,192	67,978	7.7%
Expanded Credit Portfolio[4]	266,708	244,637	9.0%	266,708	256,848	3.8%
Funding from Clients[5]	204,887	186,526	9.8%	204,887	195,342	4.9%
Equity[6]	52,776	48,656	8.5%	52,776	51,133	3.2%

PERFORMANCE INDICATORS (%)
Return on average equity excluding goodwill[6] - annualized	11.4%	13.4%	-2.0 p.p.	10.9%	12.0%	-1.1 p.p.
Return on average asset excluding goodwill[6] - annualized	1.3%	1.6%	-0.3 p.p.	1.3%	1.4%	-0.1 p.p.
Efficiency Ratio[7]	45.2%	42.7%	2.4 p.p.	46.0%	44.3%	1.7 p.p.
Recurrence Ratio[8]	69.2%	62.9%	6.3 p.p.	69.1%	69.4%	-0.2 p.p.
BIS ratio[9]	21.5%	21.9%	-0.3 p.p.	21.5%	21.5%	0.0 p.p.

PORTFOLIO QUALITY INDICATORS (%)
Delinquency (over 90 days)	5.2%	4.9%	0.4 p.p.	5.2%	5.8%	-0.6 p.p.
Delinquency (over 60 days)	6.2%	6.0%	0.2 p.p.	6.2%	6.8%	-0.7 p.p.
Coverage ratio (over 90 days)	132.1%	137.7%	-5.6 p.p.	132.1%	124.2%	7.8 p.p.

OTHER DATA
Assets under management - AUM (R$ million)[10]	144,413	138,281	4.4%	144,413	141,404	2.1%
Numbers of credit and debit cards (thousand)	50,207	45,197	11.1%	50,207	48,991	2.5%
Branches	2,393	2,373	20	2,393	2,405	(12)
PABs (mini branches)	1,322	1,411	(89)	1,322	1,341	(19)
ATMs	17,528	18,126	(598)	17,528	17,766	(238)
Total Customers (thousand)	28,418	26,307	2,111	28,418	27,853	565
Total Current Account [11] (thousand)	21,364	20,121	1,243	21,364	21,074	290
Employees	51,702	54,918	(3,216)	51,702	53,484	(1,782)

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on page 29.

2. Administrative Expenses exclude 100% of the goodwill amortization expense and personnel expenses include profit sharing.
3. Managerial net profit corresponds to the accounting net profit + 100% of reversal of goodwill amortization expense ocurred in the period. The expense of goodwill amortization in 2Q13 was R$ 909 million, in 2Q12 was R$ 909 million and in 1Q13 was R$ 909 million.

4. Includes other Credit Risk Transactions with clients ("Debenture", FIDC, CRI, Floating Rate Notes, Promissory Notes, Acquiring activities related assets and Guarantees).

5. Includes savings, demand deposits, time deposits, debenture, LCA, LCI and Treasury Notes (Letras Financeiras - LFT).

6. Excludes 100% of the goodwill that in 2Q13 was 11,187 million, 2Q12 R$ 14,756 million and 1Q13 R$ 12,097 million.

7. Efficiency Ratio: General Expenses / (Net Interest Income + Fee and Commission Income + Tax Expenses + Other Operating Income/Expense)

8. Recurrence: Fee and Commission Income / General expenses.

9. BIS Ratio as of Brazilian Central Bank. Excluding 100% of the goodwill: 18.7% on Jun/13; 18.2% on Jun/12 and 18.4% on Mar/13.

10.According to Anbima (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais) criterion.

11.Total current account according to the Brazilian Central Bank.

MACROECONOMIC ENVIRONMENT

Economic activity remained at a moderate pace in 2013, though performing better than in 2012. First-quarter GDP (latest data), disclosed in June, increased by 1.9% over the same period in 2012, above the 1.4% YoY growth recorded in the previous quarter. Investments moved up by 3.0% YoY, while household consumption expanded by 2.1% in the same period (1Q13/1Q12). On the supply side, agriculture presented the best performance, with a 17.0% YoY increase in production. On the other hand, the manufacturing industry continued to present the weakest performance, falling by 1.4% YoY, due to competitiveness and high labor costs.

Consumer prices, measured by the IPCA inflation index, increased by 6.70% in the 12 months through June, up from 5.84% at the end of 2012. Service prices continue to pressure inflation, driven by increasing labor costs. This was partially offset by regulated prices, reflecting the reduction in electricity tariffs at the beginning of the year, among other factors. In this context, the Central Bank initiated a cycle to increase the Selic benchmark rate in April 2013. The last Copom meeting, held on July 10, increased the rate to 8.50% p.a., which is already impacting the banks’ lending rates. In June, the average non-earmarked rate stood at 34.9% p.a., versus 33.9% p.a. in December 2012. Outstanding credit grew by 16.4% YoY in 12 months through June to R$2.5 trillion, or 55.2% of GDP. Mortgage lending, which moved up by 35.4% YoY, continues to drive growth.

The fragile global conditions are still weighting on Brazilian exports, which dropped by 5.9% YoY in the same period, while imports fell by a slight 0.2%. As a result, the trade surplus totaled US$9.3 billion in the last twelve months through June, below the US$23.9 billion recorded in the same period last year. The current account deficit amounted to US$72.5 billion in the 12 months through June. In terms of financing, foreign direct investment flow totaled US$65.6 billion in the same period. The exchange rate closed June at R$2.2/US$, versus R$2.01/US$ in March.

Regarding the public accounts, the tax breaks announced by the government to stimulate the economy led to a reduction in tax revenue. Consequently, the primary surplus reached 1.95% of GDP in the last 12 months through May. In the same period, public sector borrowing requirements reached 2.87% of GDP, virtually stable in relation to the 2.85% recorded in March 2013. The public sector’s net debt closed May at 34.8% of GDP, 8bps down from March 2013.

ECONOMIC AND FINANCIAL INDICATORS	2Q13	2Q12	1Q13

Country risk (EMBI)	205	212	174
Exchange rate (R$/ US$ end of period)	2.216	2.021	2.014
IPCA (in 12 months)	6.70%	4.92%	6.59%
Target Selic (Annual Rate)	8.00%	8.50%	7.25%
CDI¹	1.79%	2.08%	1.61%
Ibovespa Index (closing)	47,457	54,355	56,352
1. Quarterly effective rate.

STRATEGY

Santander’s strategy is based on the following objectives:

• To be the best bank in terms of service quality, sustained by the operational efficiency of the technological platform;

• To improve customer service through quality services and infrastructure;

• To intensify relations with all client segments in order to become our customers’ bank of choice.

• To increase the commercial punch of key segments/products, such as SMEs, issuer cards, the acquiring business, mortgage lending, vehicle financing and insurance;

• To take advantage of product and service cross selling opportunities;

• To continue building and strengthening the Santander brand in Brazil until it becomes one of the TOP 3 financial brands;

• To maintain prudent risk management.

This strategy is in line with the Bank’s declared mission: “to be our customer’s choice for being the simple and safe, efficient and profitable bank, that constantly seeks to improve the quality of every service, with a team that enjoys working together to conquer everyone’s recognition and trust”.

In accordance with this mission, Santander Brasil launched the “Conta Santander Combinada”, which offers current account, credit card, a service package, overdraft facilities and other differentiated advantages. The idea behind the new proposal, which comes in four modalities (“Conta Combinada Free”, “Conta Combinada Flex”, “Conta Combinada Light” and “Conta Combinada Universitária FIT”) is to offer product and service options that meet customers’ needs at different moments in their lives, as well as to increase linkage. The Bank also announced a new segment, “Santander Select”, which is a new category of financial services designed to provide high-income clients with unique and a specialized service.

In addition to these new strategies, Santander Brasil continues to increase its commercial activities through partnerships and commercial agreements, as in the card segment with the agreements with Sodexo and Embratec, and in the vehicle financing segment with the agreements with Hyundai, Renault, Nissan and Peugeot.

On the sustainability front, Santander Brasil’s strategy continues to be based on three fundamental pillars: Social and Financial Inclusion, Education and Management, and Social and Environmental Businesses. In June, it was elected the most sustainable bank in the Americas by the Financial Times in association with the IFC.

Another important aspect of our strategy is the maintenance of comfortable liquidity and coverage ratios and our funding and capital independence from our parent company. Our BIS ratio closed June 2013 at 21.5%, making us the most capitalized of the major retail banks in Brazil.

RECENT EVENTS

CHANGE OF CHIEF EXECUTIVE OFFICER

On April 24, 2013 it was published a Notice to the Market in order to inform that, on the Board of Directors meeting, held on the same date, it was appointed to replace Mr. Marcial Portela, Mr. Jesús Maria Zabalza Lotina as CEO, who  took office on June 12, 2013.

OFFER TO ITS SHAREHOLDERS THE RIGHT OF FIRST REFUSAL TO PURCHASE SHARES OF ZURICH SANTANDER BRASIL SEGUROS E PREVIDÊNCIA S.A.

On May 10, 2013, Banco Santander published a Material Fact informing its shareholders, pursuant to article 253, I, of Law 6404/76, that it would call an Extraordinary Shareholders’ Meeting at which the Company would offer its shareholders the right of first refusal for the purchase of shares of Zurich Santander Brasil Seguros e Previdência S.A.

On July 3, 2013, a Notice to Shareholders was published announcing the resolutions of the Extraordinary Shareholders’ Meeting held on the same date, and fixing the deadline for exercising the right of first refusal at thirty (30) days as of July 4, 2013, inclusive, i.e. up to and including August 2, 2013.

SALE OF THE INVESTMENT FUND MANAGEMENT AND MANAGED PORTFOLIO OPERATIONS

On May 30, 2013, Banco Santander disclosed a Material Fact informing the market about  the sale of the investment fund management and managed portfolio operations, currently carried out by Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A., and clarified that said transaction is part of a partnership abroad between Banco Santander Espanha and the world’s private equity leaders Warburg Pincus and General Atlantic, and is aimed at fueling the global growth of its third-party asset management unit.

The conclusion of the operation is subject to compliance with certain conditions precedent that are usual in similar transactions, including signing the final agreements and obtaining the necessary regulatory authorizations.

INTERMEDIARY DIVIDENDS

On June 26, 2013, the shareholders and the market were informed that the Board of Executive Officers had approved the proposal to pay Interim dividends in the gross amount of R$650,000,000.00 (six hundred and fifty million Reais). The dividends will be paid as of August 29th, 2013.

SUBSEQUENT EVENTS

NEW AGREEMENT FOR THE ACQUISITION OF GETNET’S OPERATIONS BY SANTANDER

On July 15, 2013, Banco Santander  published a Notice to the Market stating that it has entered into a Memorandum of Understanding with the controlling shareholder of GetNet Tecnologia em Captura e Processamento de Transações Eletrônicas Hua S.A. (“GetNet”), which establishes the preliminary terms and conditions for the acquisition of the following operations: (i) the capture and processing of acquiring operations (credit and debit cards); (ii) the POS leasing transactions already developed by Santander Getnet Serviços para Meios de Pagamento S.A., and (iii) GetNet’s vertical operations in the card segment ("Transaction").

The Transaction will allow Santander to capture the opportunities provided by the acquiring business through service and technology innovation.

The conclusion of the Transaction is subject to the usual conditions for this type of operation, including: (i) the execution of due diligence, (ii) that the parties have defined the ownership structure for the Transaction and the terms and conditions of the final agreements necessary to formalize it, (iii) that the parties have obtained all the necessary corporate authorizations to carry out the Transaction, and (iv) that the Transaction is approved by the competent government authorities, in accordance to the legal terms and provisions and applicable regulations.

EXECUTIVE SUMMARY

Santander’s managerial net profit¹ totaled R$2,929 million in the first half of 2013, 9.8% down in 12 months and a 7.2% decline in the quarter. Total equity stood at R$52,776 million in June 2013, excluding R$11,187 million related to the goodwill. Return on Average Equity (ROAE) adjusted by the goodwill reached 11.4% in the first half and 10.9% in the second quarter.

The non-operating result, that totaled R$199 million in 6M13, includes, among other factors, the gains from the sale of properties to the real estate fund (+R$ 121 million), the gain related to the increase in the Webmotor’s capital             (+R$120 million) and the expense of increased provisions to cover restructuring and labor indemnities (-R$139 million). All these events took place on the 2Q13. Also, it is important to note that the other operating expenses line was negatively impacted by R$95 million, related to unrecoverable loss of intangible assets (see notes 30 and 31 of the 2Q13 Income statements-BR GAAP).

The efficiency ratio reached 45.2% in the first half and 46.0% in the second quarter.

Soundness Indicators: the BIS Ratio stood at 21.5% in June 2013, 0.3 p.p. down YoY and flat in the quarter. The coverage ratio (over 90 days) reached 132.1% in June 2013, 7.8 p.p. up in the quarter.

The total credit portfolio came to R$218,053 million, a 6.0% 12-month improvement and 3.0% over on the previous quarter. In both comparisons, the foreign currency credit portfolio, which also includes dollar-indexed transactions, was impacted by the devaluation of the Real against the dollar, resulting in an increase in this portfolio. Excluding the exchange variation, the total credit portfolio would have grown by 5.1% in 12 months and 1.8% in the quarter. The expanded credit portfolio, which includes other credit risk transactions, acquiring activities and guarantees, closed the first half at R$266,708 million, 9.0% up in 12 months and 3.8% up in the quarter.

The Individual segment totaled R$72,258 million in June 2013, an increase of 5.0% in 12 months and 1.2% in the quarter. Mortgages presented the best performance in both comparative periods.

The Consumer Finance portfolio came to R$37,021 million, 0.9% up in 12 months and 2.2% in the quarter.

The SME portfolio ended June at R$35,582 million, growing 5.9% over 12 months, but 1.5% down in the quarter. The Corporate portfolio stood at R$73,192 million, growth of 10.0% in 12 months and 7.7% in the quarter, positively impacted in both periods by the exchange variation. Excluding this effect, 12-month and quarterly growth would have come to 7.2% and 4.2%, respectively.

Total funding and assets under management² came to R$371,159 million in June 2013, 11.4% up YoY and 3.4% in the quarter.

1. Accounting net profit + 100% reversal of goodwill amortization expenses. 2. According to the Anbima criterion.

MANAGERIAL ANALYSIS OF RESULTS

Next, we present the analysis of the managerial results. The reconciliation between the accounting and the managerial results can be found on page 29.

As mentioned in the last quarter, the 2012 figures were retrospectively impacted by the CVM Deliberation 695, issued by CVM on December 13th, 2012, which deals with employee benefits, mainly pension plans.  The description of such impacts is provided on page 31.

MANAGERIAL FINANCIAL STATEMENT¹ (R$ Million)
	1H13	1H12	Var.	2Q13	1Q13	Var.
			1H13x1H12			2Q13x1Q13

NET INTEREST INCOME	15,096	16,456	-8.3%	7,438	7,658	-2.9%
Allowance for Loan Losses	(6,573)	(6,899)	-4.7%	(3,202)	(3,371)	-5.0%
NET INTEREST INCOME AFTER LOAN LOSSES	8,522	9,558	-10.8%	4,236	4,287	-1.2%
Fee and commission income	5,458	4,843	12.7%	2,759	2,699	2.2%
General Expenses	(7,883)	(7,697)	2.4%	(3,992)	(3,891)	2.6%
Personnel Expenses + Profit Sharing	(3,488)	(3,614)	-3.5%	(1,735)	(1,753)	-1.0%
Administrative Expenses[2]	(4,395)	(4,084)	7.6%	(2,257)	(2,138)	5.5%
Tax Expenses	(1,526)	(1,574)	-3.0%	(776)	(750)	3.4%
Investments in Affiliates and Subsidiaries	5	1	n.a.	5	0	n.a.
Other Operating Income/Expenses³	(1,579)	(1,708)	-7.5%	(748)	(831)	-10.1%
OPERATING INCOME	2,998	3,423	-12.4%	1,485	1,513	-1.9%
Non Operating Income	199	35	n.a.	112	87	29.3%
NET PROFIT BEFORE TAX	3,197	3,458	-7.5%	1,597	1,600	-0.2%
Income Tax and Social Contribution	(131)	(162)	-19.3%	(93)	(38)	142.5%
Minority Interest	(138)	(49)	n.a.	(94)	(43)	118.2%
NET PROFIT	2,929	3,247	-9.8%	1,410	1,519	-7.2%

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on page 29.

2. Administrative Expenses exclude 100% of the goodwill amortization expense.

3. Includes Net Income from Premiums, Pension Funds and Capitalization.

NET INTEREST INCOME

Net Interest Income, including income from financial operations, totaled R$15,096 million in the first half of 2013, 8.3% down over the same period last year and 2.9% down in the quarter.

Revenues from loan operations fell by 6.9% in twelve months and 1.4% in the quarter, both declines being due to the reduction in the average credit portfolio spread, in turn chiefly due to mix change with the increase share of products with lower spreads/risks.

Revenues from deposits dropped by 20.8% in 12 months and moved up by 7.9% in the quarter. The 12-month reduction was mainly due to the impact of the lower Selic rate on the difference between the Selic and the rates paid to clients, while the quarterly upturn was fueled by an opposite tendency – a slight widening of the average spread, partially due to the period increase in the Selic.

The “Others” line, which includes return on capital, the result of the structural interest rate gap, revenue from clients on treasury activities and others,  decreased by 11.3% in twelve months and 9.1% in the quarter, primarily due to reduced gains from market activities.

NET INTEREST INCOME	1H13	1H12	Var.	2Q13	1Q13	Var.
(R$ Million)			1H13x1H12			2Q13x1Q13

Net Interest Income	15,096	16,456	-8.3%	7,438	7,658	-2.9%
Loans	11,537	12,396	-6.9%	5,728	5,809	-1.4%
Average volume	210,604	198,642	6.0%	212,568	208,640	1.9%
Spread (Annualized)	11.0%	12.5%	-1.50 p.p.	10.8%	11.3%	-0.48 p.p.
Deposits	362	456	-20.8%	188	174	7.9%
Average volume	119,927	118,620	1.1%	119,342	120,512	-1.0%
Spread (Annualized)	0.6%	0.8%	-0.17 p.p.	0.6%	0.6%	0.04 p.p.
Others¹	3,198	3,605	-11.3%	1,523	1,675	-9.1%

1. Includes Gains (Losses) on financial transactions and others net interest incomes.

 FEE AND COMMISSION INCOME

Fee and commission income totaled R$5,458 million in the first half of 2013, 12.7% (or R$615 million) up in twelve months, fueled by credit cards, and 2.2% in the quarter. It’s important to note that the performance in the quarter was impacted by the seasonal effect of insurance commissions. Excluding this impact, revenues from fee and commission income would record growth rates of 8.6% in the quarter.

Credit card commissions came to R$1,744 million, 32.6% (or R$429 million) more than the first six months of 2012, chiefly due to the increase in credit card transactions and higher revenues from acquiring services. In the quarter, credit card commissions increased by 6.9%.

Insurance fees totaled R$916 million in the first half, YoY growth of 15.8% (or R$125 million). In the quarterly comparison, these fees fell by 28.1%, mainly due to the seasonal impact of policy renewals, which are concentrated in the first quarter. Excluding this effect, insurance fees commissions would have grown by +2.2%.

Income from current account services came to R$868 million in the first half, growth of 10.9% (or R$85 million) in 12 months and 9.3% in the quarter.

Income from lending operations totaled R$424 million, 20.4% (or -R$109 million) down in 12 months, chiefly due to the reduction in business volume and fees. In the quarter, these commissions increased by 12.8%.

Income from brokerage services amounted to R$257 million in the first half, 47.1% (or R$82 million) up in 12 months and 32.0% up in the quarter, mainly due to higher commissions from the structuring of capital market transactions.

FEE AND COMMISSION INCOME	1H13	1H12	Var.	2Q13	1Q13	Var.
(R$ Million)			1H13x1H12			2Q13x1Q13

Cards¹	1,744	1,315	32.6%	901	843	6.9%
Insurance fees	916	791	15.8%	383	533	-28.1%
Current Account Services	868	783	10.9%	454	415	9.3%
Asset Management²	590	650	-9.3%	309	281	10.1%
Lending Operations	424	532	-20.4%	225	199	12.8%
Collection Services³	384	352	9.3%	196	188	4.2%
Securities Brokerage, Custody and Placement Services	257	175	47.1%	146	111	32.0%
Others	274	245	11.9%	145	129	12.3%
Total	5,458	4,843	12.7%	2,759	2,699	2.2%

1. Includes acquiring services 2. Includes income from funds and consortia 3. Includes collection and bills

GENERAL EXPENSES (ADMINISTRATIVE + PERSONNEL)

Administrative and personnel expenses (excluding depreciation and amortization) totaled R$6,960 million in the first half of 2013, 0.9% (or R$60 million) up in twelve months and 2.6% up in the quarter.

Personnel expenses, including profit sharing, came to R$3,488 million in the first half, 3.5% (or R$126 million) down YoY, chiefly due to the reduction in the compensation line. The 1.0% decline in the quarter was due to the reduction in expenses from charges and benefits.

Administrative expenses totaled R$3,473 million in the first half of 2013, up 5.7% (R$186 million) in twelve months, due to higher expenses from  “outside and specialized services”, “rentals” and “financial System Services”. In the quarter, administrative expenses moved up by 6.3%, due to increased expenses from “advertising, promotions and publicity”, “outside and specialized services”, and “data processing”, which jointly accounted for around 79% of the second-quarter total.

Depreciation and amortization, which reflect investments in business expansion, amounted to R$922 million in the first half, 15.7% (or R$ 125 million) up in 12 months and 2.7% up in the quarter.

General expenses, including depreciation and amortization, grew by 2.4% (or R$186 million) in 12 months and 2.6% in the quarter. The efficiency ratio¹ stood at 45.2% in the first half and 46.0% in the second quarter.

EXPENSES' BREAKDOWN (R$ Million)	1H13	1H12	Var.	2Q13	1Q13	Var.
			1H13x1H12			2Q13x1Q13

Outside and Specialized Services	1,100	1,020	7.9%	565	535	5.5%
Advertising, promotions and publicity	175	198	-11.6%	104	71	46.2%
Data processing	630	610	3.4%	326	305	7.0%
Communications	309	301	2.6%	155	155	-0.2%
Rentals	359	299	20.0%	184	175	4.8%
Transport and Travel	103	98	4.5%	53	49	7.6%
Security and Surveillance	279	275	1.7%	140	139	0.5%
Maintenance	95	95	0.7%	50	46	8.0%
Financial System Services	161	129	24.5%	82	79	4.8%
Water, Electricity and Gas	83	90	-8.3%	38	45	-15.2%
Material	50	57	-12.4%	26	24	12.2%
Others	128	114	11.5%	67	61	9.9%
Subtotal	3,473	3,287	5.7%	1,789	1,683	6.3%
Depreciation and Amortization[1]	922	797	15.7%	467	455	2.7%
ADMINISTRATIVE EXPENSES	4,395	4,084	7.6%	2,257	2,138	5.5%

Compensation²	2,214	2,337	-5.3%	1,104	1,110	-0.5%
Charges	650	665	-2.4%	317	332	-4.5%
Benefits	567	548	3.4%	279	288	-2.9%
Training	49	54	-9.3%	30	20	50.3%
Others	8	8	-5.2%	4	4	14.4%
PERSONNEL EXPENSES	3,488	3,614	-3.5%	1,735	1,753	-1.0%
						-
ADMINISTRATIVE + PERSONNEL EXPENSES (excludes deprec. and amortization)	6,960	6,900	0.9%	3,524	3,436	2.6%
					-
TOTAL GENERAL EXPENSES	7,883	7,697	2.4%	3,992	3,891	2.6%

1. Excludes the expenses of goodwill amortization, which in 2Q13 was R$909 million, 2Q12 was 909 million and in 1Q13 was R$ 909 million. 2. Includes Profit Sharing

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses totaled R$6,573 million, 4.7% down in 12 months and 5.0% down in the quarter. The quarterly reduction was due to increased efforts to recover loans and the associated improvement in the delinquency of the individual portfolio.

ALLOWANCE FOR LOAN LOSSES	1H13	1H12	Var.	2Q13	1Q13	Var.
(R$ Million)			1H13x1H12			2Q13x1Q13

Gross allowance for loan losses	(7,366)	(7,783)	-5.4%	(3,650)	(3,716)	-1.8%
Income from recovery of written off loans	793	884	-10.3%	448	345	30.0%
Total	(6,573)	(6,899)	-4.7%	(3,202)	(3,371)	-5.0%

OtHER OPERATING INCOME (EXPENSES)

Other operating income (expenses) totaled R$1,579 million in 1H13, down by 7.5% in 12 months and 10.1% in the quarter. Also, it is important to note that the other operating expenses line was negatively impacted by R$95 million, related to unrecoverable loss of intangible assets (see note 30 of the 2Q13 Income statements-BR GAAP).

OTHER OPERATING INCOME (EXPENSES) (R$ Million)	1H13	1H12	Var.	2Q13	1Q13	Var.
			1H13x1H12			2Q13x1Q13

Other operating income (expenses)	(1,579)	(1,708)	-7.5%	(748)	(831)	-10.1%
Expenses from cards	(943)	(731)	29.0%	(462)	(480)	-3.7%
Net Income Capitalization	140	165	-15.3%	71	69	3.6%
Provisions for contingencies¹	(625)	(973)	-35.7%	(313)	(312)	0.5%
Others	(150)	(169)	-11.1%	(43)	(107)	-59.9%

1. Includes fiscal, civil and labor provisions.

INCOME TAX expenses

Taxes totaled R$131 million in the first half of 2013, with an effective rate of 4.1%, 0.6 p.p. down in twelve months. The rate moved up by 3.4 p.p. in the quarter to 5.8%, mainly because there was no payment of interest on equity in the period.

balance sheet

In June of 2013, total assets stood at R$468,050 million, an increase of 7.1% in twelve months and 4.3% in the quarter.  Total equity in the period came to R$63,963 million. Excluding the goodwill, total equity stood at R$52,776 million.

As mentioned in the previous quarter, the 2012 figures were retrospectively impacted by the CVM Deliberation 695, issued by CVM on December 13th, 2012, which deals with employee benefits, mainly pension plans.  The description of such impacts is provided on page 31.

ASSETS (R$ Million)	Jun/13	Jun/12	Var.	Mar/13	Var.
			Jun13xJun12		Jun13xMar13

Current Assets and Long Term Assets	446,974	413,111	8.2%	426,550	4.8%
Cash and Cash Equivalents	4,534	4,849	-6.5%	5,256	-13.7%
Interbank Investments	44,342	29,251	51.6%	47,250	-6.2%
Money Market Investments	28,696	17,300	65.9%	32,458	-11.6%
Interbank Deposits	3,885	4,961	-21.7%	3,950	-1.6%
Foreign Currency Investments	11,761	6,990	68.3%	10,843	8.5%
Securities and Derivative Financial Instrument	77,534	69,712	11.2%	71,830	7.9%
Own Portfolio	34,710	18,716	85.5%	36,541	-5.0%
Subject to Repurchase Commitments	20,994	33,578	-37.5%	16,533	27.0%
Posted to Central Bank of Brazil	2,661	1,690	57.5%	1,274	108.9%
Pledged in Guarantees	12,648	10,454	21.0%	13,315	-5.0%
Others	6,522	5,276	23.6%	4,167	56.5%
Interbank Accounts	34,317	40,910	-16.1%	34,004	0.9%
Interbranch Accounts	1	2	n.a.	1	n.a.
Lending Operations	203,059	191,894	5.8%	196,434	3.4%
Lending Operations	218,053	205,632	6.0%	211,703	3.0%
Lending Operations Related to Assignment	38	-	-	47	-
(Allowance for Loan Losses)	(15,033)	(13,738)	9.4%	(15,317)	-1.9%
Others Receivables	81,408	74,931	8.6%	70,154	16.0%
Others Assets	1,779	1,561	14.0%	1,621	9.7%
Permanent Assets	21,076	23,853	-11.6%	22,051	-4.4%
Investments	115	38	n.a.	45	n.a.
Fixed Assets	5,886	5,041	16.8%	5,752	2.3%
Intangibles	15,076	18,774	-19.7%	16,254	-7.2%
Goodwill	26,240	26,175	0.2%	26,241	0.0%
Intangible Assets	6,978	6,883	1.4%	7,099	-1.7%
(Accumulated Amortization)	(18,142)	(14,284)	27.0%	(17,086)	6.2%
Total Assets	468,050	436,964	7.1%	448,601	4.3%

Goodwill (net of the amortization)	11,187	14,756	-24.2%	12,097	-7.5%
Total Assets (excluding goodwill)	456,863	422,208	8.2%	436,503	4.7%

LIABILITIES (R$ Million)	Jun/13	Jun/12	Var.	Mar/13	Var.
			Jun13xJun12		Jun13xMar13

Current Liabilities and Long Term Liabilities	402,912	372,776	8.1%	384,184	4.9%
Deposits	126,147	121,819	3.6%	122,776	2.7%
Demand Deposits	13,385	11,949	12.0%	12,717	5.3%
Savings Deposits	29,293	24,763	18.3%	27,915	4.9%
Interbank Deposits	3,604	3,056	17.9%	3,474	3.7%
Time Deposits	79,865	82,051	-2.7%	78,669	1.5%
Money Market Funding	78,871	69,646	13.2%	79,663	-1.0%
Own Portfolio	58,201	54,625	6.5%	55,742	4.4%
Third Parties	9,756	8,752	11.5%	14,195	-31.3%
Free Portfolio	10,914	6,268	74.1%	9,726	12.2%
Funds from Acceptance and Issuance of Securities	64,956	51,630	25.8%	58,498	11.0%
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	44,813	38,931	15.1%	40,115	11.7%
Securities Issued Abroad	18,813	11,245	67.3%	17,127	9.8%
Others	1,329	1,454	-8.6%	1,257	5.8%
Interbank Accounts	1,414	1,406	0.6%	1,710	n.a.
Interbranch Accounts	984	1,091	-9.8%	1,261	-21.9%
Borrowings	16,976	14,643	15.9%	16,024	5.9%
Domestic Onlendings -Official Institutions	9,559	9,772	-2.2%	9,737	-1.8%
Foreign Onlendings	28.782	396	-92.7%	27.484	4.7%
Derivative Financial Instruments	5,713	5,464	4.5%	4,132	38.3%
Other Payables	98,262	96,909	1.4%	90,355	8.8%
Deferred Income	252	218	15.2%	275	-8.5%
Minority Interest	924	558	65.4%	912	1.3%
Equity	63,963	63,411	0.9%	63,230	1.2%
Total Liabilities	468,050	436,964	7.1%	448,601	4.3%

Equity (excluding goodwill)	52,776	48,656	8.5%	51,133	3.2%

SECURITIES

Securities totaled R$77,534 million in June of 2013, up 11.2% in twelve months and 7.9% in the quarter.

SECURITIES (R$ Million)	Jun/13	Jun/12	Var.	Mar/13	Var.
			Jun13xJun12		Jun13xMar13

Public securities	52,875	49,979	5.8%	51,442	2.8%
Private securities, funds quotas / others	18,140	14,460	25.4%	16,224	11.8%
Financial instruments	6,519	5,273	23.6%	4,164	56.6%
Total	77,534	69,712	11.2%	71,830	7.9%

CREDIT PORTFOLIO

In June 2013, the total credit portfolio amounted to R$218,053 million, up 6.0% in twelve months and 3.0% in the quarter. In both periods of comparison, the weakening of the BRL/USD exchange rate impacted the foreign currency loan portfolio, which also includes USD-pegged BRL loans, increasing portfolio growth. Excluding the effect of the foreign exchange variation, the total credit portfolio would have grown by 5.1% in twelve months and 1.8% in the quarter.

It is worth noting that the credit portfolio has been undergoing modest expansion, reflecting the reduced pace of economic activity.

At the end of June 2013, the foreign currency loan portfolio, plus USD-pegged BRL loans, totaled R$27.1 billion, up 9.0% over the R$24.8 billion recorded at the end of June 2012 and 14.4% more than the R$ 23.7 billion reported in March 2013.

The expanded credit portfolio, which includes other credit risk transactions, acquiring activities and guarantees, amounted R$266,708 million at the end of June 2013, an increase of 9.0% in twelve months and 3.8% in the quarter.

MANAGERIAL BREAKDOWN OF CREDIT	Jun/13	Jun/12	Var.	Mar/13	Var.
BY SEGMENT (R$ Million)			Jun13xJun12		Jun13xMar13

Individuals	72,258	68,831	5.0%	71,383	1.2%
Consumer Finance	37,021	36,682	0.9%	36,208	2.2%
SMEs	35,582	33,603	5.9%	36,135	-1.5%
Corporate	73,192	66,516	10.0%	67,978	7.7%
Total portfolio	218,053	205,632	6.0%	211,703	3.0%
Other credit related transactions¹	48,654	39,005	24.7%	45,145	7.8%
Total expanded credit portfolio	266,708	244,637	9.0%	256,848	3.8%

1 - Includes Debenture, FIDC, CRI , Floating Rate Notes, Promissory Notes, acquiring activities related assets and guarantees.

LOANS TO INDIVIDUALS

Loans to individuals closed June 2013 at R$72,258 million, 5.0% (or R$3,427 million) up in 12 months and 1.2% up in the quarter. Mortgages recorded the best performance in both periods.

The card portfolio totaled R$15,108 million, up 3.2% in twelve months (or R$472 million) and 1.3% in the quarter.

The balance of mortgages closed June 2013 at R$13,378 million, up 30.6% in twelve months (or R$ 3,137 million) and 7.1% in the quarter.

Payroll loans, excluding the acquired portfolio, totaled R$13,864 million, up 4.1% in twelve months (R$ 549 million) and down 0.3% in the quarter.

Loans to individuals also includes R$2,986 billion of leasing/vehicle portfolio originated by Santander’s branch network. Over the last months, Santander has been more active in increasing the volume of these operations through Santander’s branch network (+4.6% QoQ), growing faster than operations originated through car dealers (+0.3% QoQ).

CONSUMER FINANCE

The consumer finance portfolio, which is originated outside the branch network, closed June 2013 at R$37,021 million, 0.9% up in 12 months (or R$339 million) and 2.2% up in the quarter. Of this total, R$ 30,135 million refers to vehicle financing for individuals.

Therefore, the total vehicle portfolio to individuals, including operations originated through car dealers and Santander’s branches amounted R$ 33,122 million in June 2013, an increase of 2.9% in twelve months and 0.7% in the quarter.

CORPORATE AND SME LOANS

Corporate and SME loans totaled R$108,774 million in June 2013, up 8.6% in twelve months (or R$ 8,655 million) and 4.5% in the quarter.

The Corporate loan portfolio totaled R$73,192 million, up 10.0% (or R$6,676 million) in twelve months and 7.7% in the quarter. In twelve months, this portfolio was positively impacted by the exchange rate variation. Excluding this impact, the growth would be 7.2% and 4.2% in twelve months and three months, respectively.

Loans to SMEs totaled R$ 35,582 million in June 2013, up 5.9% (or R$1,979 million) in twelve months and down 1.5% in the quarter. The quarterly reduction was partially due to the slower economic growth recovery pace.

INDIVIDUALS AND CORPORATE LOAN PORTFOLIO BY PRODUCT

BREAKDOWN OF MANAGERIAL CREDIT	Jun/13	Jun/12	Var.	Mar/13	Var.
PORTFOLIO BY PRODUCT (R$ Million)			Jun13xJun12		Jun13xMar13

Individuals
Leasing / Auto Loans¹	2,986	2,382	25.4%	2,855	4.6%
Credit Card	15,108	14,636	3.2%	14,919	1.3%
Payroll Loans²	14,808	15,383	-3.7%	15,029	-1.5%
Payroll Loans originated by the bank	13,864	13,315	4.1%	13,904	-0.3%
Acquired portfolio	944	2,069	-54.3%	1,125	-16.1%
Mortgages	13,378	10,241	30.6%	12,492	7.1%
Agricultural Loans	2,672	2,295	16.4%	2,422	10.3%
Personal Loans / Others	23,306	23,893	-2.5%	23,666	-1.5%
Total Individuals	72,258	68,831	5.0%	71,383	1.2%

Consumer Finance	37,021	36,682	0.9%	36,208	2.2%

Corporate and SMEs
Leasing / Auto Loans	3,568	3,183	12.1%	3,556	0.3%
Real Estate	8,205	7,166	14.5%	7,824	4.9%
Trade Finance	17,819	16,907	5.4%	15,823	12.6%
On-lending	8,103	8,747	-7.4%	8,181	-1.0%
Agricultural Loans	2,511	1,565	60.5%	2,482	1.2%
Working capital / Others	68,567	62,551	9.6%	66,245	3.5%
Total Corporate and SMEs	108,774	100,119	8.6%	104,112	4.5%

Total Credit	218,053	205,632	6.0%	211,703	3.0%
Other Credit Risk Transactions with clients³	48,654	39,005	24.7%	45,145	7.8%
Total Expanded Credit Portfolio	266,708	244,637	9.0%	256,848	3.8%

1. Including the loans to individual in the consumer finance segment, auto loan portfolio totaled R$ 33,122 MM in 2Q13, R$ 32,198 MM in 2Q12, R$ 32,896 MM in 1Q13.

2. Includes acquired payroll loan portfolio.

3. Includes "Debenture", FIDC, CRI, Floating Rate Notes, Promissory Notes, Acquiring activities related assets and guarantees.

ALLOWANCE FOR LOAN LOSSES / COVERAGE RATIO

The allowance for loan losses totaled R$15,033 million in June 2013, an increase of 9.4% in twelve months and down 1.9% in the quarter.

The BR GAAP coverage ratio is obtained by dividing the allowance for loan losses by loans overdue by more than 90 days. At the close of June 2013, it stood at 132.1%, 7.8 p.p. up in the quarter, thanks to the improvement in the quality of the portfolio.

RENEGOTIATION PORTFOLIO

Credit renegotiations totaled R$11,666 million in June 2013, 17.1% up in twelve months. These operations include loan agreements that were extended and/or amended to enable their receipt under conditions agreed upon with the clients, including the renegotiation of previously written-off loans. In the quarter, growth came to 4.7%.

In June 2013, 48.7% of the portfolio was provisioned, versus 52.4% in June 2012. These levels are considered to be adequate, given the nature of these operations.

RENEGOTIATED PORTFOLIO	Jun/13	Jun/12	Var.	Mar/13	Var.
(R$ Million)			Jun13xJun12		Jun13xMar13

Renegotiated Portfolio	11,666	9,966	17.1%	11,139	4.7%
Allowance for loan losses over renegotiated portfolio	(5,686)	(5,219)	9.0%	(5,617)	1.2%
Coverage %	48.7%	52.4%	-3.6 pp	50.4%	-1.7 pp

DELINQUENCY RATIO (OVER 90 DAYS)

The over-90-day delinquency ratio reached 5.2% of the total credit portfolio, up 0.4 p.p. over June 2012 and down 0.6 p.p. over March 2013. The quarterly reduction was primarily due to the individuals segment, partially reflecting the improvement the portfolio’s quality. The delinquency ratio of the individual segment stood at 7.1%, a decrease of 0.9 p.p. in the quarter and 0.2 p.p. in twelve months. The delinquency in the corporate segment reached 3.5%, an increase of 0.9 p.p. in twelve months and a reduction of 0.3 p.p. in the quarter.

DELINQUENCY RATIO (OVER 60 DAYS)

The over-60-day delinquency ratio was 6.2% in June 2013, up 0.2 p.p. in the twelve months and down 0.7 p.p. in quarter.

The individuals delinquency ratio came to 8.4%, down 0.6 p.p. YoY and 0.9 p.p. in the quarter, when the corporate delinquency ratio up 0.9 p.p. in twelve months and fell by 0.3 p.p in the quarter. The 15-90-day delinquency ratio totaled 4.5%, 0.7 p.p. and 0.5 p.p. down in 12 months and three months, respectively.

FUNDING

Funding closed June 2013 at R$204,887 million, up 9.8% (or R$ 18,361 million) in 12 months and 4.9% in the quarter. In the annual comparison, the best performers were debentures, real estate notes (LCIs) and agribusiness notes (LCAs), which moved up by 28.3%, and savings deposits, which recorded growth of 18.3%, both of which substantially outperforming overall funding growth. In the quarter, Treasury Notes (+13.2%) and debentures, LCIs and LCAs (+5.6%) did best, being jointly responsible for 60% of the upturn.

FUNDING (R$ Million)	Jun/13	Jun/12	Var.	Mar/13	Var.
			Jun13xJun12		Jun13xMar13

Demand deposits	13,385	11,949	12.0%	12,717	5.3%
Saving deposits	29,293	24,763	18.3%	27,915	4.9%
Time deposits	79,865	82,051	-2.7%	78,669	1.5%
Debenture/LCI/LCA¹	51,990	40,533	28.3%	49,235	5.6%
Treasury Notes (Letras Financeiras)	30,353	27,230	11.5%	26,804	13.2%
Funding from clients	204,887	186,526	9.8%	195,342	4.9%

1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA)

CREDIT/FUNDING RATIO

The credit/funding ratio reached 106% in June 2013, down 4.0 p.p. over the last year and 2.0 p.p. in the quarter.

The liquidity metric adjusted by the (high) reserve requirements and for the medium/long term funding stood at 96% in June 2013, a reduction of 10.0 p.p. in twelve months and 1.0 p.p. over the previous quarter.

The bank presents a comfortable liquidity position and a stable and adequate funding structure.

FUNDING VS. CREDIT (R$ Million)	Jun/13	Jun/12	Var.	Mar/13	Var.
			Jun13xJun12		Jun13xMar13

Funding from clients (A)	204,887	186,526	9.8%	195,342	4.9%
(-) Reserve Requirements	(32,563)	(39,224)	-17.0%	(32,222)	1.1%
Funding Net of Reserve Requirements	172,324	147,302	17.0%	163,119	5.6%
Borrowing and Onlendings	9,658	9,918	-2.6%	9,850	-2.0%
Subordinated Debts	9,046	11,454	-21.0%	11,407	-20.7%
Offshore Funding	35,720	26,138	36.7%	33,065	8.0%
Total Funding (B)	226,747	194,811	16.4%	217,441	4.3%
Assets under management[1]	144,413	138,281	4.4%	141,404	2.1%
Total Funding and Asset under management	371,159	333,093	11.4%	358,845	3.4%
Total Credit (C)	218,053	205,632	6.0%	211,703	3.0%
C / B (%)	96%	106%		97%

C / A (%)	106%	110%		108%

1 - According to Anbima criterion.

BIS RATIO – BR GAAP

The BIS ratio totaled 21.5% in June 2013, 0.3 p.p. lower than June 2012 and flat in the quarter.

In accordance to the rules of regulatory capital in Brazil, this ratio includes the goodwill for the calculation of the adjusted regulatory capital. According to Brazilian regulations, the minimum ratio is 11%.

Excluding the goodwill, the BIS ratio is 18.7% in June 2013, versus 18.2% in June 2012.

OWN RESOURCES AND BIS (R$ Million)	Jun/13	Jun/12	Var.	Mar/13	Var.
			Jun13xJun12		Jun13xMar13

Adjusted Tier I Regulatory Capital	64,537	64,876	-0.5%	63,242	2.0%
Tier II Regulatory Capital	3,945	6,507	-39.4%	4,475	-11.8%
Adjusted Regulatory Capital (Tier I and II)	68,482	71,384	-4.1%	67,717	1.1%
Required Regulatory Capital	35,002	35,878	-2.4%	34,681	0.9%
Adjusted Credit Risk Capital requirement	31,520	31,302	0.7%	30,720	2.6%
Market Risk Capital requirement	1,752	2,727	-35.8%	2,232	-21.5%
Operational Risk Capital requirement	1,729	1,848	-6.4%	1,729	0.0%
Basel II Ratio	21.5%	21.9%	-0.3 p.p.	21.5%	0.0 p.p.
Tier I (considering goodwill)	20.3%	19.9%	0.4 p.p.	20.1%	0.2 p.p.
Tier II (considering goodwill)	1.2%	2.0%	-0.8 p.p.	1.4%	-0.2 p.p.

Amounts calculated based on the consolidated information of the financial institutions (financial conglomerate)

In March 2013, the Central Bank published the rules related to the definition of capital and the regulatory capital requirements with the purpose of implementing in Brazil the recommendations of the Basel Committee on Banking Supervision (Basel III). The main objectives are: (i) to improve the financial institutions' ability to absorb shocks from the financial system or other economic sectors; (ii) to reduce the risk of contagion between the financial sector and the real economy; (iii) to help maintaining financial stability; and (iv) to promote sustainable economic growth. The new Basel III rules will be applied as of October 1, 2013. The Basel Committee is discussing other measures, including those related to leverage ratios and the minimum quantitative liquidity requirements for financial institutions, which will be target of the future rules.

As mentioned on the first quarter, the CVM Deliberation 695 impacted total equity in R$ 2.4 billion, with retrospective effect on the balance sheet of January 1st, 2012.  Though, it’s worth mentioning that this impact was not retroactively reflected in the 2012 BIS ratio calculation, since this is regulatory information.

CARDS

Customers of new Santander Select segment, launched in April and targeted at the high-income public, will be able to take advantage of the Santander Unique Double Offer, which provides them with two cards (one MasterCard Black and one Visa Infinite) for the price of one.  The cards also have a shared credit limit, so customers can use the card they prefer without having to reallocate limits.

Besides that, we entered into new partnerships to disseminate and implement consumer financing. In order to convert a portion of purchases financed by merchants without Interest to purchases financed by the Bank with interest, we will introduce highly attractive payment conditions with terms of up to 36 months at 0.9% per month. In addition, the merchants will receive the amount cash down (30 days), freeing them from the need to use their own working capital for financing purposes.

In February 2013 we launched the Santander Vivo card, reinforcing our focus on alliances. Both partnerships are aimed at growing our customer base by launching products that offer exclusive advantages in the two companies’ operational areas in association with the differentials of the Santander cards.

 We are expanding Santander Esfera, our exclusive opportunity network for Santander Card clients, which gives customers access to daily promotions and special discounts with selected partners. We are continuing to work closely with our account-holders, providing differentiated product offerings developed for their specific needs, enabling us to expand our customer base, while always seeking to improve their satisfaction. We implemented the SuperBônus Viagens website, a portal that allows customers to exchange bonus points for tickets, hotel accommodation, cruises, package tours and car rentals. In addition, if they do not have enough points to acquire what they want, they can pay the difference with their Santander Card. This is another initiative focused on strengthening relations with our customers and making Santander cards their first choice.

TURNOVER

Credit transaction volume in 2Q13 totaled R$17.6 billion, up 11.6% in twelve months and 2.8% in the quarter.

Debit volume reached R$25.9 billion, 2.2% more than in 1Q13 and 16.5% up in 12 months.

CREDIT CARD PORTFOLIO

The total credit card portfolio came to R$15.5 billion in 2Q13, 3.3% up YoY and 1.4% in the quarter. The financed portfolio totaled R$4.8 billion, 2.2% down in the quarter, while the non-financed portfolio expanded by 3.0% in the same period.

CARD BASE

The credit card base grew 8.2% in twelve months and 2.1% over the previous quarter, reaching 14.6 million cards. Debit cards totaled 35.6 million at the end of the quarter, up 12.3% in one year and 2.6% in the quarter.

CORPORATE GOVERNANCE

Santander follows the recommendations of the Best Practices Code of the Brazilian Institute for Corporate Governance (Instituto Brasileiro de Governança Corporativa – the IBGC) and has its shares and units listed under Corporate Governance Level 2 of the BM&FBOVESPA (Bolsa de Valores, Mercadorias e Futuros S.A.), which includes a rigorous set of governance rules and practices that go beyond the legislation in force.

SIMPLIFIED OWNERSHIP ORGANIZATION

Santander’s ownership structure on June 28, 2013 was:

OWNERSHIP STRUCTURE	Common shares	%	Preferred share	%	Total share capital (thousand)	Total %
	(thousand)		(thousand)

Santander Group ¹	161,340,447	75.8%	137,878,384	74.0%	299,218,830	75.0%
Treasury Shares²	547,779	0.3%	497,981	0.3%	1,045,760	0.3%
Free Float	50,953,506	23.9%	47,826,021	25.7%	98,779,527	24.8%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%

1- Includes shareholding of Grupo Empresarial Santander, S.L. ; Sterrebeeck B.V. and Santander Insurance Holding, S.L. 2-Includes board members and executive officers

Santander Brasil announced the payment of R$950 million in the first half of 2013, R$300 million of which as interest on equity, in March 2013, and R$650 million as dividends, in June 2013, both of which are scheduled to be paid in August 2013.

PERFORMANCE

SANB11	1H13	1H12	Var. 1H13x1H12	2Q13	1Q13	Var. 2Q13x1Q13

Earnings (annualized) per unit ¹ (R$)	1.54	1.71	-9.8%	1.48	1.60	-7.2%
Dividend + Interest on capital (semester) per unit (R$)	0.25	0.39	-35.4%	0.17	0.08	116.7%
Closing price (R$)	13.6	15.4	-12.0%	13.6	14.6	-7.3%
Book Value per unit (R$)²	13.9	12.8	8.5%	13.9	13.5	3.2%
Market Capitalization (R$ bi)³	51.0	56.3	-9.4%	51.0	55.5	-8.1%

1- Calculation does not consider the fact that the dividends attributed to the preferred shares are 10% higher than those attributed to the common shares.

2- Book Value calculation excludes the goodwill and already reflects the retrospectively impact from the CVM Resolution 695.

3-Market capitalization: total shares (ON + PN)/105 (Unit = 50 PN + 55 ON) x Unit's. Excludes the total amount of shares repurchased.

RATINGS AGENCIES

Santander is rated by international ratings agencies and the ratings assigned, reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Company is inserted. The table below presents the ratings given by the main rating agencies.

	Global Scale				National Scale
RATINGS

	Local Currency		Foreign Currency		National
Rating Agency	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term

Fitch Ratings (outlook)	BBB (stable)	F2	BBB (stable)	F2	AAA (bra) (stable)	F1+ (bra)

Standard & Poor’s (outlook)	BBB (negative)	A-2	BBB (negative)	A-2	brAAA (negative)	brA-1

Moody's (outlook)	Baa1 (stable)	Prime-2	Baa2 (positive)	Prime-2	Aaa.br (stable)	Br-1

Ratings assigned according published reports of the Rating agencies: Fitch Ratings (May 28, 2013); Standard & Poor’s (June 07, 2013) and Moody’s (July 03, 2012).

RISK MANAGEMENT

Corporate Governance of Risk Function

The structure of the Banco Santander Risk Committee is defined in accordance with the highest standards of prudent management and vision client, together with the Santander Spain Group:

• to approve the proposals and operations and limitations of clients and portfolio;

• to authorize the use of local management tools and risk models and to be familiar with the result of their internal validation;

• to guarantee Banco Santander activities are consistent with the risk tolerance level previously approved by Committee Executive and by Santander Spain Group; and

• to be aware of, assess and adhere to any timely observations and recommendations that come to be made by the supervisory authorities in the fulfillment of their duties.

The Executive Risk Committee has delegated some of its prerogatives to the Risk Committees, which are structured according to business, type and sector.

The risk function at Banco Santander is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas both from a functional and hierarchical point of view and reports directly to the CEO of Banco Santander and to the head of the Santander Spain Group risk department.

The Executive Vice-Presidency of Risk is divided into areas with two types of approach:

• methodology and control, which adapts the policies, methodologies and the risk control systems; and

• business risk, focused on risk management and the establishment of risk policies for each business operation conducted by Banco Santander in Brazil.

Credit Risk

Credit risk is the exposure to loss in the case of total or partial default by customers or counterparties in the fulfillment of their financial obligations to the Banco Santander. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The aim is to maintain a risk profile and adequate minimum profitability which compensates for the estimated default risk of customers and portfolios, as established by the Executive Committee.The role of the credit and market risk department is to develop policies and strategies for credit risk management in accordance with the risk appetite determined by the Executive Committee. Additionally, it is responsible for the control and monitoring system used in credit and market risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

market risk

Market risk is exposure to risk factors including interest rates, exchange rates, commodities prices, stock market prices and other values, according to the type of product, the volume of operations, terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, of liquidity gaps, among other practices which the control and monitoring of the risks which might affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Risk management at Banco Santander is based on the following principles:

• independence from the risk function in relation to business;

• effective participation of management in decision-making;

• a consensus between the risk and business departments on decisions involving credit operations;

• collegiate decision-making, including the branch network, thereby promoting the existence of different points of view and avoiding decisions being made by individuals;

• the use of statistical tools for estimating default including internal rating, credit scoring and behavior scoring, RORAC, VaR (Value at Risk), economic capital, scenario assessment, among others;

• global approach, including the integrated treatment of risk factors in the business departments and the use of the concept of economic capital as a consistent metric for risk undertaken and for assessing management;

• the retention of a predictable profile with conservative risk (medium/low) and low volatility in relation to credit and market risks. This is done by diversifying the portfolio, limiting the concentrations of customers, groups, sectors or geographic regions, reducing the complexity level of market operations, the social and environmental risk analysis of business and projects financed by the Bank, and continuous monitoring to prevent the portfolios from deteriorating; and

• the definition of policies and procedures that comprise the corporate risk framework, by means of which risk activities and processes are regulated.

operational risk management, Internal controls -OXley ACT and internal audit

Banco Santander’s corporative areas, responsible for technological and operational risk management and Internal controls are subordinate to different Vice-Presidencies, with structures, procedures, methodologies, tools and specific internal models guaranteed through an appropriate managerial model permitting the identification, capture, assessment, control, monitoring, mitigation and reduction of operational risk events and losses. In addition, the management and prevention of operational and technological risks, the continuity of the business and the continuous strengthening of the internal control system, meets the requirements of the regulators, the New Basel Accord (BIS II) and the Sarbanes-Oxley Act (SOX). It is also aligned with the guidelines set forth by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

The procedures developed and adopted are intended to ensure Banco Santander’s continuing presence among the select group of financial institutions recognized as having the best operational risk management practices, thereby helping to continuously improve its reputation, solidity and reliability in the local and international markets.

Top management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for the continuous improvement of the operational and technological risk management culture and structure, as well as of the internal control system, in order to ensure compliance with the established objectives and goals, as well as the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity (PRE) related to operational risk.

The 2012 review of the effectiveness of internal controls in the Banco Santander companies, in accordance with section 404 of the Sarbanes-Oxley Act, was concluded in February 2013 and found no evidence of any material issues.

Additional information on the management models, can be found in the annual and social reports at: www.santander.com.br/ri.

Internal Audit depends directly on the Board of Directors, whose activities are supervised by the Audit Committee. Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application.

During 2012, the Audit Committee and the Board of Directors were informed on Internal Audit’s works, as per its annual planning. The Audit Committee’s 2012 meeting approved the internal audit work plan and activity report for the year.

In order to perform its duties and reduce coverage risks inherent to Santander's activities, the Internal Audit area has internally-developed tools updated whenever necessary. Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on its inherent risks, audit’s last rating, level of compliance with recommendations, size, quality of credit portfolio, etc.

In addition, work programs - which describe future audit tests - are revised annually for compliance with the requirements. Throughout 2012, internal control procedures and controls on information systems pertaining to units under analysis were assessed, taking into account their conception efficiency and performance.

ENVIRONMENTAL AND SOCIAL RISK

Social and environmental risk management for the wholesale banking customers is accomplished through a management system for customers who have credit limits or credit risk above R$1 million, which considers aspects such as contaminated land, deforestation, working conditions and other social and environmental points of attention in which there is possibility of penalties. A specialized team, with background in Biology, Chemistry, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our corporate clients. The financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition of customers and their guarantees. The analysis focuses on preserving capital and market reputation, and the dissemination of this practice is achieved by constant training of both commercial and risk areas on the application of social and environmental risk standards in the credit approval process for corporate client.

The social and environmental risk in suppliers is managed throughout the procurement process based on the 10 principles of the United Nations' Global Compact, which considers items such as human rights, working conditions and ethical, social and environmental issues. In order to participate in a bid, a company must state that respects these principles. During approval, a technical evaluation is carried out, involving social and environmental criteria. Additionally, the suppliers classified as high impact undergo further evaluation on the operational, administrative, financial, tax, legal, governance, social and environmental aspects. This phase includes a visit to check the proofs and replies obtained during the evaluation. There are also procedures conducted by independent advisory firms to monitor compliance of the suppliers’ practices with the Global Compact principles, which are supervised by the Group’s head office.

SUSTAINABLE DEVELOPMENT

Sustainability is part of Santander's business strategy. It is a commitment that is confirmed by the insertion of the topic in our business model, fostering social and financial inclusion, investing in better education and doing business that leads to results for the bank and every stakeholder. This commitment, combined with the sustainability strategy and initiatives, allowed the Bank to be recognized as the most sustainable bank of the year, in the Americas category, by the prestigious British newspaper Financial Times and the IFC (International Finance Corporation). Santander was also included in the Pro-Ethics Company Registry, created by the Brazilian Inspectorate-General (CGU) and the Ethos Institute, in recognition of its solid anti-corruption and anti-bribery policy. Also in this period, the Ethical Fund was classified as excellent in a ranking compiled by the Investidor Institucional magazine.

CORPORATE GOVERNANCE

On April 16, 2013 the Brazilian Central Bank ratified the election of Audit Committee members René Luiz Grande, Celso Clemente Giacometti and Elidie Palma Bifano. On April 24, 2013, a Board of Directors’ Meeting elected Taiki Hirashima as the Committee’s technically-qualified member, replacing Elidie Palma Bifano, who reverted to simple membership status, as of June 13, 2013, when Mr. Hirashima was invested in his position.

The same Board of Directors’ Meeting approved: (i) the election of Jesús María Zabalza Lotina as the Company’s Chief Executive Officer, replacing Marcial Angel Portela Alvarez, who held the position from 2010 to 2013, (ii) the election of Javier Rodriguez de Colmenares as Officer without Portfolio to head the Risk area; and (iii) the removal of Clóvis Hideaki Ikeda as Officer without Portfolio. On June 12, 2013, Jesús María Zabalza Lotina was sworn in as CEO.

On April 29, 2013, the Annual and Extraordinary Shareholders Meetings resolved on the following matters: A – at the Annual Shareholders Meeting: (i) acknowledgement of Management’s accounts, examining, discussing and voting on the Company’s Financial Statements for the fiscal year ended December 31, 2012; (ii) the allocation of net profit for fiscal year 2012 and the distribution of dividends; (iii) election of the members of the Company’s Board of Directors for a new term of office; and (iv) determination of the overall annual compensation of Management and the members of the Audit Committee; and B – at the Extraordinary Shareholders Meeting: (i) alteration of the term of payment of dividends and interest on equity for fiscal year 2013 to not more than one hundred and eighty (180) days as of their declaration by the Board of Director, but in any event before the end of 2013; and (ii) approval of the Long-Term Incentive Plan for fiscal year 2013.

On May 28, 2013, a Board of Directors’ Meeting approved the following: (i) the re-election of the Board of Executive Officers for a new term of office, and (ii) the election of Carlos Rey de Vicente as Executive Vice-President in charge of the Strategy and Quality areas. Both appointments are awaiting ratification by the Brazilian Central Bank.

On June 3, 2013 an Extraordinary Shareholders Meeting approved the following: (i) the transfer of Marcial Angel Portela Alvarez from Vice-Chairman to Chairman of the Company’s Board of Directors; (ii) the transfer of Celso Clemente Giacometti from Chairman to Vice-Chairman of the Company’s Board of Directors; (iii) the election of Jesús Maria Zabalza Lotina as a member of the Company’s Board of Directors; (iv) the proposal to grant Deferred Bonus Plans for fiscal year 2013 to directors, managerial employees and other employees of the Company and of companies under its control. The changes in the positions of Chairman and Vice-Chairman of the Board of Directors became effective as of June 12, 2013.

On June 25, 2013, a Board of Directors Meeting approved: (i) the election of current Board of Directors’ member José de Paiva Ferreira as Senior Executive Vice-President in charge of the Human Resources, Supply, Technology, Organization and Cost areas; and (ii) the election of Manoel Marcos Madureira to the position of Executive Vice-President. The election of Mr. José de Paiva Ferreira is awaiting ratification by the Brazilian Central Bank.

BALANCE SHEET

As mentioned before, the 2012 figures were retrospectively impacted by the CVM Deliberation 695, issued by CVM on December 13th, 2012, which deals with employee benefits, mainly pension plans.  The description of such impacts is provided on page 31.

ASSETS (R$ Million)	Jun/13	Mar/13	Dec/12	Sep/12	Jun/12	Mar/12

Current Assets and Long Term Assets	446,974	426,550	426,108	421,117	413,111	393,073
Cash and Cash Equivalents	4,534	5,256	4,742	4,522	4,849	5,658
Interbank Investments	44,342	47,250	36,771	40,609	29,251	29,220
Money Market Investments	28,696	32,458	21,354	28,432	17,300	21,535
Interbank Deposits	3,885	3,950	4,616	4,569	4,961	4,948
Foreign Currency Investments	11,761	10,843	10,801	7,607	6,990	2,738
Securities and Derivative Financial Instrument	77,534	71,830	76,832	63,563	69,712	62,870
Own Portfolio	34,710	36,541	37,869	30,263	18,716	28,047
Subject to Repurchase Commitments	20,994	16,533	20,225	14,404	33,578	19,191
Posted to Central Bank of Brazil	2,661	1,274	1,487	2,038	1,690	1,579
Pledged in Guarantees	12,648	13,315	12,417	12,003	10,454	10,319
Others	6,522	4,167	4,834	4,855	5,276	3,733
Interbank Accounts	34,317	34,004	34,517	40,081	40,910	44,098
Restricted Deposits:	32,731	32,392	34,479	38,485	39,430	42,438
-Central Bank of Brazil	32,563	32,222	34,310	38,275	39,224	42,236
-National Housing System	168	169	169	210	206	202
Others	1,587	1,612	38	1,596	1,480	1,660
Interbranch Accounts	1	1	2	1	2	3
Lending Operations	203,059	196,434	197,370	192,812	191,894	187,355
Lending Operations	218,053	211,703	211,959	207,334	205,632	199,333
Lending Operations Related to Assignment	38	47	-	-	-	-
(Allowance for Loan Losses)	(15,033)	(15,317)	(14,589)	(14,522)	(13,738)	(11,979)
Other Receivables	81,408	70,154	74,258	77,991	74,931	62,413
Foreign Exchange Portfolio	42,283	31,583	36,199	40,913	36,986	29,508
Tax Credits	19,136	18,936	18,550	18,547	18,564	16,886
Others	19,988	19,635	19,509	18,532	19,382	16,019
Others Assets	1,779	1,621	1,617	1,538	1,561	1,457
Permanent Assets	21,076	22,051	22,860	23,286	23,853	24,172
Investments	115	45	40	40	38	40
Fixed Assets	5,886	5,752	5,602	5,257	5,041	4,951
Intangibles	15,076	16,254	17,218	17,989	18,774	19,181
Goodwill	26,240	26,241	26,172	26,172	26,175	27,037
Intangible Assets	6,978	7,099	7,117	7,034	6,883	6,305
(Accumulated Amortization)	(18,142)	(17,086)	(16,072)	(15,216)	(14,284)	(14,161)
Total Assets	468,050	448,601	448,968	444,404	436,964	417,245

LIABILITIES (R$ Million)	Jun/13	Mar/13	Dec/12	Sep/12	Jun/12	Mar/12

Current Liabilities and Long Term Liabilities	402,912	384,184	384,466	380,218	372,776	352,805
Deposits	126,147	122,776	126,545	122,426	121,819	122,907
Demand Deposits	13,385	12,717	13,457	11,966	11,949	11,817
Savings Deposits	29,293	27,915	26,857	25,727	24,763	23,922
Interbank Deposits	3,604	3,474	3,392	2,990	3,056	2,953
Time Deposits	79,865	78,669	82,839	81,743	82,051	84,214
Money Market Funding	78,871	79,663	72,529	73,139	69,646	66,548
Own Portfolio	58,201	55,742	56,655	51,519	54,625	51,222
Third Parties	9,756	14,195	7,344	15,373	8,752	8,460
Free Portfolio	10,914	9,726	8,530	6,247	6,268	6,865
Funds from Acceptance and Issuance of Securities	64,956	58,498	56,294	51,622	51,630	47,406
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	44,813	40,115	39,742	37,800	38,931	36,807
Securities Issued Abroad	18,813	17,127	15,298	12,575	11,245	9,805
Others	1,329	1,257	1,253	1,247	1,454	793
Interbank Accounts	1,414	1,710	19	1,560	1,406	1,530
Interbranch Accounts	984	1,261	2,002	795	1,091	1,195
Borrowings	16,976	16,024	16,001	15,474	14,643	13,108
Domestic Onlendings -Official Institutions	9,559	9,737	9,385	9,395	9,772	10,063
National Economic and Social Development Bank (BNDES)	4,846	5,417	5,190	5,110	5,445	5,441
National Equipment Financing Authority (FINAME)	4,543	4,117	3,940	4,065	4,189	4,441
Other Institutions	170	203	255	220	137	181
Foreign Onlendings	29	27	41	45	396	499
Derivative Financial Instruments	5,713	4,132	5,205	5,284	5,464	3,805
Other Payables	98,262	90,355	96,446	100,479	96,909	85,744
Foreign Exchange Portfolio	42,212	31,948	36,399	40,920	36,781	29,761
Tax and Social Security	16,643	17,356	16,832	17,285	16,781	15,838
Subordinated Debts	9,046	11,407	11,919	11,696	11,454	11,199
Others	30,362	29,644	31,296	30,578	31,893	28,947
Deferred Income	252	275	222	219	218	202
Minority Interest	924	912	829	594	558	552
Equity	63,963	63,230	63,452	63,372	63,411	63,687
Total Liabilities	468,050	448,601	448,968	444,404	436,964	417,245

1. Accounting Balance Sheet not audited 2. Includes Repo 3. Includes provisions for pensions and contingencies. 4. Includes minority interest and adjustment to market value

SUMMARIZED MANAGERIAL FINANCIAL STATEMENT

Under Brazilian income tax rules, gains (losses) resulting from the exchange rate variation on foreign currency investments are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position was set up in order to immunize the net profit from the impact of the foreign exchange variation on the income tax and tax expenses lines.

As mentioned before, the 2012 figures were retrospectively impacted by the CVM Deliberation 695, issued by CVM on December 13th, 2012, which deals with employee benefits, mainly pension plans.  The description of such impacts is provided on page 31.

MANAGERIAL FINANCIAL STATEMENT¹ (R$ Million)
	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12

NET INTEREST INCOME	7,438	7,658	7,813	8,111	8,379	8,077
Allowance for Loan Losses	(3,202)	(3,371)	(3,096)	(3,228)	(3,808)	(3,091)
NET INTEREST INCOME AFTER LOAN LOSSES	4,236	4,287	4,717	4,883	4,571	4,986
Fee and commission income	2,759	2,699	2,639	2,542	2,370	2,473
General Expenses	(3,992)	(3,891)	(4,132)	(4,013)	(3,832)	(3,865)
Personnel Expenses + Profit Sharing	(1,735)	(1,753)	(1,850)	(1,835)	(1,784)	(1,829)
Administrative Expenses²	(2,257)	(2,138)	(2,282)	(2,178)	(2,048)	(2,036)
Tax Expenses	(776)	(750)	(786)	(778)	(771)	(803)
Investments in Affiliates and Subsidiaries	5.3	0.2	(0.0)	0.4	0.3	0.4
Other Operating Income/Expenses³	(748)	(831)	(820)	(960)	(827)	(881)
OPERATING PROFIT	1,485	1,513	1,618	1,675	1,513	1,911
Non Operating Income	112	87	36	(2)	(8)	43
NET PROFIT BEFORE TAX	1,597	1,600	1,654	1,673	1,505	1,954
Income Tax and Social Contribution	(93)	(38)	(6)	(128)	(14)	(148)
Minority Interest	(94)	(43)	(41)	(36)	(18)	(31)
NET PROFIT	1,410	1,519	1,607	1,509	1,473	1,774

1. Excludes 100% of the goodwill amortization expense, the tax hedge effect and others as mentioned on page 29.
2. Administrative Expenses exclude 100% of the goodwill amortization expense.
3. Includes Net Income from Premiums, Pension Funds and Capitalization.

FISCAL HEDGE (R$ Million)	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12

Net Interest Income	(1,703)	288	(140)	(95)	(1,511)	309
Tax Expenses	174	(42)	3	(2)	152	(43)
Income Tax	1,529	(247)	137	98	1,359	(267)

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

 To provide a better understanding of the results in BR GAAP, this report presents the Managerial Income Statement, which includes the adjustments made to the Accounting Income Statement. Note that these adjustments have no effect on net profit. All information, indicators and comments relating to the Income Statement in this report consider the managerial results, except where indicated otherwise.

As mentioned on page 3, the 2012 figures were retrospectively impacted by the CVM Deliberation 695, issued by CVM on December 13th, 2012, which deals with employee benefits, mainly pension plans.  The description of such impacts is provided on page 31.

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION	1H13	Reclassifications				1H13
(R$ Million)	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Managerial

NET INTEREST INCOME	14,474	(1,415)	793	-	-	15,096
Allowance for Loan Losses	(7,366)	-	(793)	-	-	(6,573)
NET INTEREST INCOME AFTER LOAN LOSSES	7,108	(1,415)	-	-	-	8,522
Fee and commission income	5,458	-	-	-	-	5,458
General Expenses	(9,227)	-	-	(1,818)	474	(7,883)
Personnel Expenses + Profit Sharing	(3,014)	-	-	-	474	(3,488)
Administrative Expenses	(6,214)	-	-	(1,818)	-	(4,395)
Tax Expenses	(1,394)	132	-	-	-	(1,526)
Investments in Affiliates and Subsidiaries	5	-	-	-	-	5
Other Operating Income/Expenses	(1,579)	-	-	-	-	(1,579)
OPERATING INCOME	371	(1,282)	-	(1,818)	474	2,998
Non Operating Income	199	-	-	-	-	199
NET PROFIT BEFORE TAX	570	(1,282)	-	(1,818)	474	3,197
Income Tax	1,151	1,282	-	-	-	(131)
Profit Sharing	(474)	-	-	-	(474)	-
Minority Interest	(138)	-	-	-	-	(138)
NET PROFIT	1,110	-	-	(1,818)	-	2,929

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION	1H12	Reclassifications				1H12
(R$ Million)	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Managerial

NET INTEREST INCOME	16,139	(1,202)	884	-	-	16,456
Allowance for Loan Losses	(7,783)	-	(884)	-	-	(6,899)
NET INTEREST INCOME AFTER LOAN LOSSES	8,356	(1,202)	-	-	-	9,558
Fee and commission income	4,843	-	-	-	-	4,843
General Expenses	(8,942)	-	-	(1,818)	574	(7,697)
Personnel Expenses + Profit Sharing	(3,040)	-	-	-	574	(3,614)
Administrative Expenses	(5,902)	-	-	(1,818)	-	(4,084)
Tax Expenses	(1,464)	109	-	-	-	(1,574)
Investments in Affiliates and Subsidiaries	1	-	-	-	-	1
Other Operating Income/Expenses	(1,708)	-	-	-	-	(1,708)
OPERATING INCOME	1,086	(1,092)	-	(1,818)	574	3,423
Non Operating Income	35	-	-	-	-	35
NET PROFIT BEFORE TAX	1,121	(1,092)	-	(1,818)	574	3,458
Income Tax	930	1,092	-	-	-	(162)
Profit Sharing	(574)	-	-	-	(574)	-
Minority Interest	(49)	-	-	-	-	(49)
NET PROFIT	1,428	-	-	(1,818)	-	3,247

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION	2Q13	Reclassifications				2Q13
(R$ Million)	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Managerial

NET INTEREST INCOME	6,183	(1,703)	448	-	-	7,438
Allowance for Loan Losses	(3,650)	-	(448)	-	-	(3,202)
NET INTEREST INCOME AFTER LOAN LOSSES	2,533	(1,703)	-	-	-	4,236
Fee and commission income	2,759	-	-	-	-	2,759
General Expenses	(4,672)	-	-	(909)	228	(3,992)
Personnel Expenses + Profit Sharing	(1,506)	-	-	-	228	(1,735)
Administrative Expenses	(3,166)	-	-	(909)	-	(2,257)
Tax Expenses	(602)	174	-	-	-	(776)
Investments in Affiliates and Subsidiaries	5	-	-	-	-	5
Other Operating Income/Expenses	(748)	-	-	-	-	(748)
OPERATING INCOME	(725)	(1,529)	-	(909)	228	1,485
Non Operating Income	112	-	-	-	-	112
NET PROFIT BEFORE TAX	(613)	(1,529)	-	(909)	228	1,597
Income Tax	1,436	1,529	-	-	-	(93)
Profit Sharing	(228)	-	-	-	(228)	-
Minority Interest	(94)	-	-	-	-	(94)
NET PROFIT	501	-	-	(909)	-	1,410

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION	1Q13	Reclassifications				1Q13
(R$ Million)	Accounting	Tax Effect of Hedge¹	Credit Recovery²	Amortization of goodwill³	Profit Sharing	Managerial

NET INTEREST INCOME	8,291	288	345	-	-	7,658
Allowance for Loan Losses	(3,716)	-	(345)	-	-	(3,371)
NET INTEREST INCOME AFTER LOAN LOSSES	4,575	288	-	-	-	4,287
Fee and commission income	2,699	-	-	-	-	2,699
General Expenses	(4,555)	-	-	(909)	245	(3,891)
Personnel Expenses + Profit Sharing	(1,507)	-	-	-	245	(1,753)
Administrative Expenses	(3,048)	-	-	(909)	-	(2,138)
Tax Expenses	(792)	(42)	-	-	-	(750)
Investments in Affiliates and Subsidiaries	0	-	-	-	-	0
Other Operating Income/Expenses	(831)	-	-	-	-	(831)
OPERATING INCOME	1,096	247	-	(909)	245	1,513
Non Operating Income	87	-	-	-	-	87
NET PROFIT BEFORE TAX	1,183	247	-	(909)	245	1,600
Income Tax	(285)	(247)	-	-	-	(38)
Profit Sharing	(245)	-	-	-	(245)	-
Minority Interest	(43)	-	-	-	-	(43)
NET PROFIT	609	-	-	(909)	-	1,519

1. Fiscal Hedge: Under Brazilian income tax rules, gains (losses) resulting from the exchange rate variation on the foreign currency investments are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position was set up in order to immunize the net profit from the impact of the foreign exchange variation on the income tax and tax expenses lines.

2. Credit Recovery: Reclassified from lending operations to allowance for loan losses.

3. Amortization of goodwill: Reversal of goodwill amortization expenses.

CVM DELIBERATION 695

As mentioned in 1Q13, on December 13, 2012, CVM Deliberation 695 approved Technical Pronouncement CPC 33, which deals with employee benefits, mainly pension plans, in compliance with the changes in International Accounting Standards 19. This pronouncement became effective in January 2013, with a retroactive effect to 2012 in order to ensure comparability.

This section highlights the main impacts of this new accounting practice on the balance sheet and income statement accounts of 2012.

From a balance sheet perspective, the non-provisioned deficits of pension plans and health care plans sponsored by the bank were recognized as a liability at once against equity, net of tax. The table below depicts the impact in each balance sheet account:

ASSETS (R$ Million)	1H12	1Q12	2Q12

Other receivables	1,615	1,615	1,615
Tax Credits	1,615	1,615	1,615
Total assets	1,615	1,615	1,615

LIABILITIES (R$ Million)	1H12	1Q12	2Q12

Other Payables	4,045	4,045	4,045
Others	4,045	4,045	4,045
Minority Interest	(12)	(12)	(12)
Equity	(2,418)	(2,418)	(2,418)
Total Liabilities	1,615	1,615	1,615

Regarding the Income Statement, new accounting practice impacted positively the 2012 Net Profit before Tax and the Net Profit by R$28.3 million and R$17.0 million, respectively. The quarterly impact is one fourth of the yearly impact. The table below gives more details:

FINANCIAL STATEMENT (R$ Million)	1H12	1Q12	2Q12

General Expenses	(10.8)	(5.4)	(5.4)
Personnel Expenses	(10.8)	(5.4)	(5.4)
Other Operating Income/Expenses	39.1	19.6	19.6
Other Operating Expenses	39.1	19.6	19.6
Net profit before tax	28.3	14.1	14.1
Income Tax and Social Contribution	(11.3)	(5.7)	(5.7)
Deferred Tax Credits	(11.3)	(5.7)	(5.7)
Net profit	17.0	8.5	8.5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 30, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer